SineWatts, Inc.

sineWatts

ANNUAL REPORT

4900 California Ave Ste 210B

Bakersfield, CA 93309

0

www.sinewatts.com

This Annual Report is dated April 9, 2025.

BUSINESS

SineWatts, Inc. ("SineWatts" or the "Company") is a deep tech, cleantech startup with an internationally patented, foundational power electronics architectural solution that onboards the grid of the future on wheels.

Our vehicle onboarded bidirectional, high-density, hardware platform solution allows seamless, universal charging – at all power levels – for the next generation, lower-cost, electric vehicles. The future EVs will supply unprecedented energy storage and bidirectionally engage with smart homes, buildings, and other facilities, with or without rooftop solar.

This architecture becomes the backbone of the increasingly intermittent renewable electric power. Every family, every home, every office, and every factory will benefit from the innate resiliency and unfailing reliability of locally sourced electric power without a burdensome infrastructure whose costs continue to increase and are typically shouldered by taxpayers and electric ratepayers. We supply all hardware, software, and services for our product - Power Plant on Wheels(TM) - for communities (globally) and major fleet operators (commercially) while solving their resilient powering needs with our one-stop infrastructure-as-a-service solution.

IP Ownership: Since its inception, SineWatts has developed and filed ten (10) technology patents – 6 of which are now issued – with the core architecture patent issued and maintained in five (5) jurisdictions – US, India, China, Canada and Australia. SineWatts owns all of its IP. Two (2) of these six (6) patents are architectural IP that is solely owned by SineWatts. The other four (4) implementational patents are jointly owned by the University of North Carolina, Charlotte with all rights owned and retained individually by each party.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Operational expenses

Date: November 27, 2019

Offering exemption relied upon: Rule 501 of Regulation D

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operating expenses.

Date: August 04, 2021

Offering exemption relied upon: Rule 501 of Regulation D

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: operating expenses: salaries, contractors, project activities, travels

Date: August 23, 2011

Offering exemption relied upon: Rule 501 of Regulation D under the Securities Act

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

While our eventual objective is to generate self-sustaining revenue, we have a few stages for product development remaining before large-scale manufacturing can ensue. Like other deeptech, and cleantech ventures, we anticipate needing and raising multiple rounds of funding during the next 4 years of completion of product development, demonstration and pilot, and pre-manufacturing builds. Progressing on the development activities and raising funding to maintain and grow the team are the most critical objectives during the pre-revenue phases of the Company.

Foreseeable major expenses based on projections:

Wages and salaries are our largest expenses during the next few stages of product development, demonstration, and pilot phases of the project.

Future operational challenges:

During the next phases of product development, demonstration and pilot our primary objectives are two folds: grow the internal team with deep expertise and grow our external sphere of collaborations with other entities and major corporates that are aligned with our vision. Success with meeting our pre-established milestones is critical to fulfilling both of these objectives. However, there will be challenges in delivering some of our aggressive timelines, obtaining adequate funding to onboard the resources in accomplishing the tasks/milestones and formalizing relationships with future partners.

Future challenges related to capital resources:

Maintaining sufficient working capital through multiple fundraising activities will be critical to fulfilling the objectives of our next stages which will remain mostly pre-revenue. Early-stage fundraising is always a challenge. However, we believe our progress to date with a strong community and our purpose with the next-generation localized systems as a pillar of the grid of the future will drive continued interest to help us garner the capital resources as long as we continue to deliver on the milestones.

Future milestones and events:

Future milestones and events include the following:

* Completion of demonstration-ready field prototypes - at 24-month marker

* Successful completion of field demonstration of bidirectional operation of powertrain and resiliency services - at 36-month marker

* Start detailed planning for volume manufacturing - at 36-month marker

* Successful paid pilots of our overall solution with our corporate partners - 36 to 48 months

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $25,315.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: 1st set of angel investors

Amount Owed: $200,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2012

Due to the inordinate delay in return of the principal and interest amounts, we informed the angel investors that their convertible note will be converted to Series A Preferred Shares at 2X their invested amount which accounts for the accrued unpaid annual interest on the note and a one-time payment for the delay.

Creditor: 2019 - angel investor

Amount Owed: $148,548.90

Interest Rate: 10.0%

Maturity Date: December 31, 2023

Creditor: 2021 - angel investor

Amount Owed: $131,561.64

Interest Rate: 10.0%

Maturity Date: December 31, 2025

Creditor: Shibashis Bhowmik

Amount Owed: $190,897.41

Interest Rate: 0.0%

Unpaid wages during DOE projects

Creditor: Shibashis Bhowmik

Amount Owed: $89,258.88

Interest Rate: 0.0%

Unreimbursed monthly expenses as of calendar year end December 31, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: President & Chief Executive Officer (CEO)

Dates of Service: June, 2011 - Present

Responsibilities: Create vision for the corporate path ahead, determine direction for the operation and assemble resources for execution. Shiba's current annual salary is $89,503 and Shiba presently holds 655,000 shares of Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Shiba Bhowmik

Amount and nature of Beneficial ownership: 655,000

Percent of class: 65.5

RELATED PARTY TRANSACTIONS

Name of Entity: Shibashis Bhowmik

Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed: $190,897.41 with 0% interest

Material Terms: Unpaid wages during DOE projects

Name of Entity: Shibashis Bhowmik

Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed: $89,258.88 with 0% interest

Material Terms: Unreimbursed monthly expenses as of calendar year end December 31, 2024.

OUR SECURITIES

The company has authorized Common Stock, 2011 Convertible Securities, 2019 Convertible Securities, and 2021 Convertible Securities. As part of the Regulation Crowdfunding raise, the Company will be offering up to 41,166 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,000,000 shares, includes 673,224 shares of Common Stock, 234,396 shares of stock options issued, and 92,380 shares of unissued stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

2011 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2011 Convertible Securities are outlined below:

Amount outstanding: $200,000.00

Maturity Date: December 31, 2012

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The accrued unpaid interests and a one-time reimbursement for non-payment on the note is $100,000. The original principal amount for the loan is $100,000.

The conversion price will be 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing.

2019 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2019 Convertible Securities are outlined below:

Amount outstanding: $148,458.90

Maturity Date: December 31, 2023

Interest Rate: 10.0%

Discount Rate: 30.0%

Valuation Cap: None

Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The aggregate dollar amount outstanding is $148,458.90 as of fiscal year end Sep 30, 2024.

2021 Convertible Securities

The security will convert into Series a preferred stock and the terms of the 2021 Convertible Securities are outlined below:

Amount outstanding: $131,561.64

Maturity Date: December 31, 2025

Interest Rate: 10.0%

Discount Rate: 30.0%

Valuation Cap: None

Conversion Trigger: If a Qualified Financing (Company issues and sells shares of its Series A Preferred Stock for aggregate gross proceeds of at least $2,000,000) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Series A Preferred Stock issued in such Qualified Financing at the Conversion Price.

Material Rights

The aggregate dollar amount outstanding is $131,561.64 as of fiscal year end Sep 30, 2024.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Power Plant on Wheels or PowerPod or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage leading to product development. To date, we have manufactured field validated technology prototypes for its photovoltaic inverter application. Delays or cost overruns in the development of our next generation product for onboarded bidirectional chargers and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other technological activities. Our business growth depends on the market interest in the Company over other technologies. We are an early stage company and have not yet generated any profits SineWatts, Inc. was formed on June 14, 2011 and have been mostly focused with research and product development. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SineWatts, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a Power Plant on Wheels or PowerPod is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Energy Market Regulatory Risks Regulations for renewable energy are still evolving as the markets develop. The risks are further compounded by the lack of policy consensus on market growth mechanisms for renewable energy. As recently evidenced in California established regulations on energy market reforms are subject to change. Investors need to be aware that policy and regulations could present a major risk for the industry. Local, state, federal and international standards for the formation of policy and regulations related to distributed energy resources and vehicle to grid integration is uncertain, evolving and as much of a risk as opportunity. The innovation of technology by SineWatts, Inc. may initially rely on public private partnerships, policy formation, regulatory engagement, further legislative actions with the value and usefulness of the technology dependent on the policy, legislative and regulatory environment. Political risks While the overall trend is towards cleaner energy sources and moving away from fossil fuel administration changes at the Federal and State levels could have oversized impacts on the general momentum (or lack thereof) behind the markets for renewable energy - particularly distributed energy. Accordingly, investors need to be aware of political changes at the administrative and executive level across the United States that could have material impact on their investments. Risks from new technology The electric grid and the overall power sector are seeing unprecedented technology adoption and continued innovations in smart grids, distributed generation, energy storage, and efficiency improvements, charging infrastructure. These are both opportunities and challenges for investors since a newer technology can create a downside risks for existing investments. Accordingly, investors should be aware of risks associated with technology in the energy markets. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Corporate lobbying risks that prevent disruption The energy ecosystem is highly politicized leading to substantial lobbying efforts by the industry which shapes future legislations, policies and regulations. The too-big-to-fail corporate entities that are heavily vested in the legacy systems are equally invested in governmental lobbying efforts either directly or by engaging through the big energy consulting firms and major educational institutions to shape analysis and derive present and future policies that preserves the status quo while appearing to make incremental progress. Though we have plans to circumvent legacy systems, at these early stages, SineWatts will not have the capital resources to counter the industry's lobbying efforts that prevents a bidirectional electric grid which may be a severe risk for our overall goals.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

SineWatts, Inc.

By   /s/ *Shibashis Bhowmik*

     Name: SineWatts, Inc.

     Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

SINEWATTS, INC.

FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2024 AND 2023
(Unaudited)

I, __Shibashis Bhowmik__ (Print Name), the _Chief Executive Officer_ (Principal Executive Officers) of __SineWatts__ (Company Name), hereby certify that the financial statements of __SineWatts__ (Company Name) and notes thereto for the periods ending __Sep 30, 2023__ (first Fiscal Year End of Review) and __Sep 30, 2024__ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending __Sep 30, 2024__ the amounts reported on our tax returns were total income of $ __165,000__ ; taxable income of $ __–9,134__ and total tax of $ __0__ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __March 31, 2025__ (Date of Execution).

_____ (Signature)

__Chief Executive Officer__ (Title)

__March 31, 2025__ (Date)

SineWatts Inc

BALANCE SHEET

As of September 30,	2024	2023	2022
(USD $ in Dollars)			
ASSETS			
Current Assets			
Checking/Savings	17,962	58,388	50,686
Accounts Receivable			
Accounts Receivable	50,000	30,000	0
Total Accounts Receivable	50,000	30,000	0
Other Current Assets	457	(29,543)	457
Total Current Assets	68,419	58,845	51,143
Fixed Assets	0	0	0
Other Assets			
Deferred Tax Asset - Federal	126,000	126,000	126,000
Deferred Tax Asset - State	11,000	11,000	11,000
Total Other Assets	137,000	137,000	137,000
TOTAL ASSETS	**205,419**	**195,846**	**188,143**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	92,797	86,759	74,442
Credit Cards	(4,059)	3,090	0
Other Current Liabilities	748	748	748
Total Current Liabilities	89,486	90,597	75,190
Long Term Liabilities	670,918	650,908	630,908
Total Liabilities	760,404	741,505	706,098
STOCKHOLDERS EQUITY			
APIC - Stock options	4,559	4,559	4,559
Capital Stock	130,373	130,373	130,373
Retained Earnings	(680,592)	(652,887)	(481,889)
Net Income	(9,325)	(27,705)	(170,998)
Total Equity	(554,985)	(545,660)	(517,955)
TOTAL LIABILITIES & EQUITY	**205,419**	**195,846**	**188,143**

See accompanying notes to financial statements.

SineWatts, Inc.

STATEMENT OF OPERATIONS

For Fiscal Year Ended September 30,	2024	2023	2022
(USD $ in Dollars)			
Ordinary Income/Expense			
Income			
Sales	165,000	197,000	75,000
Total Income	**165,000**	**197,000**	**75,000**
Cost of Goods Sold			
Fringe Benefits (Direct Costs)	12,699	24,074	11,348
Other (Direct Costs)	70	200	265
Personnel (Direct Costs)	110,420	151,175	88,993
Travel (Direct Costs)	4,247	4,727	3,001
Total COGS	**127,435**	**180,176**	**103,607**
Gross Profit	**37,565**	**16,824**	**(28,607)**
Expense	26,890	24,528	27,918
Net Ordinary Income	**10,675**	**(7,705)**	**(56,526)**
Other Income/Expense			
Other Income			
Other Income	0	0	25,548
Total Other Income	**0**	**0**	**25,548**
Other Expense			
Interest Expense	20,000	20,000	140,021
Total Other Expense	**20,000**	**20,000**	**140,021**
Net Other Income	**(20,000)**	**(20,000)**	**(114,473)**
Net Income	**(9,325)**	**(27,705)**	**(170,998)**

See accompanying notes to financial statements.

SineWatts, Inc.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended September 30,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(loss)	$	(9,325)	$	(27,705)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Accounts Receivable		(20,000)		(30,000)
Accounts Payable		6,038		12,317
Credit card accounts		(7,149)		3,090
Net cash provided by Operating Activities		(30,437)		(42,297)
FINANCING ACTIVITIES				
Due to Shareholder		10		-
Loan Payable		20,000		20,000
Net cash provided by Financing Activities		20,010		20,000
Net cash increase for period		(10,427)		(22,297)
Cash at beginning of period		28,422		50,720
Cash at end of period	$	17,996	$	28,422
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

SineWatts Inc

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024 and 2023

(in , $US)	Common Stocks		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount						
Balance—September 30, 2022	907,620	$ 908	$	134,024	$	(481,889)	$	(346,957)
Share-Based Compensation				-				-
Net income/(loss)						(170,998)		(170,998)
Balance—September 30, 2023	907,620	908		134,024	$	(652,887)	$	(517,955)
Share-Based Compensation				-				-
Exercising stock options	-	-						-
Net income/(loss)						(27,704)		(27,704)
Balance—September 30, 2024	907,620	$ 908	$	150,571	$	(680,591)	$	(545,659)

1.   NATURE OF OPERATIONS

SineWatts Inc. was incorporated on June 14, 2011, in the state of Delaware. The financial statements of SineWatts, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bakersfield, CA.

SineWatts is a power electronics company with a patented, foundational architecture enabling EV-onboarded, high power, efficient, fast, bidirectional charging to and from electric vehicles. In doing so, it enables ubiquitous EV charging, maximizes the EV's energy storage economic value, and accelerates the distributed grid leaving no one behind.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2— Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2022, and September 30, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation. More specifically, the Company recognizes revenues from sales of its products, infrastructure deployment and associated services, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.
Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.
The company will earn revenues from the sale of patented onboarded bidirectional power electronics hardware and services for EVs to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718—Share-Based Payment. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

SineWatts, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California and North Carolina state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authorities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended September 30, 2024					For the Year Ended September 30, 2023				
					Interest Expense	Accrued Interest	Current portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current portion	Non-Current Portion	Total Indebtedness
2019 Convertible Note	$ 100,000	10.00%	11/27/2019	12/31/2023	$ 10,000	48,459	$ 100,000	$ -	$ 148,459	$ 10,000	$ 38,459	$ 100,000	$ -	$ 138,459
2021 Convertible Note	$ 100,000	10.00%	8/4/2021	12/31/2025	$ 10,000	$ 31,562	$ 100,000		$ 131,562	$ 10,000	$ 21,562	$ -	$ 100,000	$ 121,562
2011 Convertible Note	$ 200,000	0.00%	Financial Year 2011	12/31/2012	$ -	$ -	$ 200,000	$ -	$ 200,000	$ -	$ -	$ 200,000	$ -	$ 200,000
Total	$ 400,000				$ 20,000	$ 80,021	$ 400,000	$ -	$ 480,021	$ 20,000	$ 60,021	$ 300,000	$ 100,000	$ 460,021

The convertible notes are convertible into Preferred Stock at a conversion price. Conversion Price is defined as 70 or 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing. The principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

4.   COMMITMENTS AND CONTINGENCIES

Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5.   STOCKHOLDERS' EQUITY, CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Shares with a par value of $0.0001. As of September 30, 2024 and September 30, 2023, 907,620 and 907,620 shares of Common Stock have been issued, respectively. The Company recognizes a total of 1,000,000 shares as outstanding inclusive of its stock option pool.

6.   RELATED PARTY

During the period 2013 until 2017, the founder and CEO, Shiba Bhowmik, provided $190,887 to the Company to fund various projects related to technology development. The amount bears no interest rate and has not defined maturity date. As of September 30, 2024 and September 30, 2023, the outstanding balance of the amount due to Shiba Bhowmik amounted to $190,897 and $190,887, respectively.

Additionally, there's a reimbursable accrued monthly Company operational expenses payable to the CEO, Shiba Bhowmik. As of September 30, 2024, and September 30, 2023, the outstanding balance of the amount due to Shiba Bhowmik amounted to $92,550 and $86,759, respectively and it is recorded under the accounts payable account.

7.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables.

In 2022, the Company adjusted the accrued interest amount accumulated during 2011-2015 on the 2011 Convertible Note to a one-time $100,000 reimbursement towards the Convertible Note in lieu of any accrued interest payment and to account for the extensive delay in repayment of the Note.

8.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). In fulfillment of the Board Resolutions of 2014 and 2015, the Company allocated a total of 330,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee advisors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended September 30	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards
Outstanding at September 30, 2022	234,396
Granted	-
Exercised	(234,396)
Expired/Cancelled	-
Outstanding at September 30, 2023	-
Exercisable Options at September 30, 2023	-
Granted	-
Exercised	-
Expired/Cancelled	-
Outstanding at September 30, 2024	-
Exercisable Options at September 30, 2024	-

The Company determined that stock option expenses needed to be appropriately and adequately accounted for in its books for the period Oct 1, 2016 to Sep 30, 2022. The Company did not grant any new option awards after fiscal year end Sep 30, 2022. The Company also determined that updating the records related to the option award expenses would not make any material impact on the previous year tax filings for the fiscal years Oct 1, 2016 to Sep 30, 2024.

9.   INCOME TAXES

The provisions for income taxes for the year ended September 30, 2024, and September 30, 2023 consist of the following:

As of Year Ended September 30,	2024	2023
Net Operating Loss	$ (9,134)	$ (27,794)
Valuation Allowance	(9,134)	(27,794)
Net Provision for income tax	$ (2,672)	$ (8,130)

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2024, and September 30, 2023 are as follows:

As of Year Ended September 30,	2024	2023
Cumulative Net Operating Loss	$ (741,635)	$ (732,501)
Cumulative Valuation Allowance	741,635	732,501
Total Deferred Tax Asset	$ (209,320)	$ (206,649)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of September 30, 2024, and September 30, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending September 30, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $178,889, and the Company had state net operating loss ("NOL") carryforwards of approximately $30,432. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of September 30, 2024, and September 30, 2023, the Company had no unrecognized tax benefits. However, after year end September 30, 2024, management became aware of some unaccounted potential and additional deferred tax asset benefits that occurred during some of the prior years. These adjustments will be to the financial books during the fiscal year 2024-2025. The Company also determined that updating the records related to the potential deferred tax asset benefit would not make any material impact on the previous year tax filings for the prior fiscal years.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2024, and September 30, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2024, through March 31, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating profit of $10,675, an operating cash flow loss of $10,427, and liquid assets in cash of $17,996, which is less than a year's worth of cash reserves as of September 30, 2024. While the Company is generating revenue presently, the Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months without raising more capital or increasing its revenue base by attracting more customer.

The Company's ability to continue as a going concern in the next twelve months following the date of the financial statements that were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Shibashis Bhowmik, Principal Executive Officer of SineWatts, Inc., hereby certify that the financial statements of SineWatts, Inc. included in this Report are true and complete in all material respects.

Shibashis Bhowmik

President & CEO